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Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.

Commission File Number for Registration Statement: 333-114300

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, of IMC filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a definitive proxy statement/prospectus regarding the proposed transaction with the SEC, which was mailed to IMC's common stockholders on or September 21, 2004. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, because it contains important information. Stockholders are able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on September 20, 2004.

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IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release
Investor and Media Contact: Douglas A. Hoadley 847.739.1826 dahoadley@imcglobal.com

IMC GLOBAL COMMON SHAREHOLDERS
APPROVE COMBINATION WITH CARGILL CROP NUTRITION

        LAKE FOREST, IL, October 20, 2004—IMC Global Inc. (NYSE: IGL) announced today that its common shareholders, voting at a special meeting held this morning, have approved the proposed combination of IMC Global with Cargill Crop Nutrition. The combination was approved by the affirmative vote of IMC Global's common shareholders owning 87,980,091 shares of common stock, representing 76% of the outstanding shares of common stock entitled to vote on the combination and 93% of the shares voted.

        The proposed combination was announced on January 27, 2004 and is expected to close on October 22, 2004, subject to satisfaction of customary closing conditions. Under the terms of the combination agreement, IMC Global's common stockholders will receive one share of Mosaic (NYSE: MOS) common stock for each share of IMC Global common stock that they own. Holders of shares of IMC Global's 7.50% mandatory convertible preferred stock will receive one share of 7.50% mandatory convertible preferred stock of Mosaic for each share of IMC Global preferred stock that they own.

About IMC Global Inc.

        From multiple mines and plants in North America, IMC Global serves world agriculture as the largest producer and marketer of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global "feeds the land that feeds the world." For more information, visit www.imcglobal.com.

About the Mosaic Company

        Mosaic is expected to have pro forma, trailing annual revenues of about $4.7 billion. It will be the world's largest producer and marketer of concentrated phosphate and potash crop nutrients. The new company will operate phosphate production facilities in Florida and Louisiana in the United States and potash production facilities in Saskatchewan, Canada, as well as in New Mexico and Michigan in the United States. It also will be a 50 percent owner in Saskatchewan-based Saskferco Products Inc., one of the world's most efficient nitrogen production facilities; have equity interests in phosphate production facilities in the key growth markets of Brazil and China; and operate key distribution facilities in 11 countries serving customers in 33 countries.

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a definitive proxy statement/prospectus regarding the proposed transaction with the SEC, which was mailed to IMC Global's common stockholders on or about September 21, 2004. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, because it contains important information. Stockholders are able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on September 20, 2004.

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IMC GLOBAL COMMON SHAREHOLDERS APPROVE COMBINATION WITH CARGILL CROP NUTRITION